SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2004

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INTERIM RESULTS:

Attached is the registrant’s unaudited semi-annual consolidated financial information, prepared on the basis of accounting principles generally accepted in the United States.

This interim information corresponds to a significant part of the registrant’s semi-annual report which the registrant filed on December 16, 2004 with the Ministry of Finance of Japan and each stock exchange in Japan on which securities of the registrant are listed. This semi-annual report was filed pursuant to the Securities and Exchange Law of Japan and includes, inter alia, consolidated financial information of the registrant for the first half of the fiscal year ending March 31, 2005. Most of the contents of the report have already been reported by the registrant in its press release dated November 10, 2004, a copy of which was furnished under cover of Form 6-K on November 10, 2004 by the registrant.

We have made forward-looking statements in this Form 6-K, all of which are subject to risks and uncertainties. These forward-looking statements contain information concerning possible or assumed business performance or achievement. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Important factors that could cause the actual performance or achievement to differ materially from those set forth in the attachment are identified in NTT’s various filings with the Unites States Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the actual results will not vary significantly from projected results.

The attached financial information is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By /s/ Shigehito Katsuki
Name:	Shigehito Katsuki
Title:	General Manager
Department IV

Date: December 16, 2004

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2004	September 30, 2004	September 30, 2004
ASSETS

Current assets:
Cash and cash equivalents	¥1,431,421	¥1,447,958	$13,045
Notes and accounts receivable, trade	1,813,095	1,626,649	14,655
Allowance for doubtful accounts	(40,317)	(39,240)	(354)
Inventories	238,052	305,821	2,755
Prepaid expenses and other current assets	392,169	417,745	3,763
Deferred income taxes	256,719	255,418	2,301

Total current assets	4,091,139	4,014,351	36,165

Property, plant and equipment:
Telecommunications equipment	13,770,965	13,981,295	125,958
Telecommunications service lines	12,611,662	12,732,021	114,703
Buildings and structures	5,529,986	5,580,208	50,272
Machinery, vessels and tools	1,988,176	1,959,701	17,655
Land	837,073	840,684	7,574
Construction in progress	339,023	343,558	3,095

	35,076,885	35,437,467	319,257
Accumulated depreciation	(24,307,259)	(24,794,179)	(223,371)

	10,769,626	10,643,288	95,886

Investments and other assets:
Investments in affiliated companies (Note 3)	385,029	444,047	4,000
Marketable securities and other investments (Note 4)	255,768	244,034	2,199
Goodwill, net (Note 8)	281,561	287,871	2,593
Other intangibles, net	1,324,804	1,278,288	11,516
Other assets	649,441	666,504	6,005
Deferred income taxes	1,677,505	1,576,214	14,200

	4,574,108	4,496,958	40,513

	¥19,434,873	¥19,154,597	$172,564

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2004	September 30, 2004	September 30, 2004
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	¥288,089	¥296,444	$2,671
Current portion of long-term debt	877,448	809,705	7,295
Accounts payable, trade	1,404,461	1,067,783	9,620
Accrued payroll	546,599	377,666	3,402
Accrued interest	18,977	16,415	148
Accrued taxes on income	346,103	238,281	2,147
Accrued consumption tax	51,526	28,527	257
Advances received	59,111	68,609	618
Other	216,531	295,737	2,664

Total current liabilities	3,808,845	3,199,167	28,822

Long-term liabilities:
Long-term debt	4,756,118	4,730,051	42,613
Obligations under capital leases	257,811	232,448	2,094
Liabilities for employees’ severance payments	2,023,348	2,005,899	18,071
Other	577,591	550,084	4,956

	7,614,868	7,518,482	67,734

Minority interest in consolidated subsidiaries	1,613,188	1,642,498	14,797

Shareholders’ equity:
Common stock, no par value -
Authorized - 61,929,209 shares Issued -
15,741,209 shares at March 31, 2004 15,741,209 shares at September 30, 2004	937,950	937,950	8,450
Additional paid-in capital (Notes 1 and 8)	2,722,092	2,781,387	25,057
Retained earnings (Notes1 and 8)	2,710,805	3,016,457	27,175
Accumulated other comprehensive income (loss)	27,129	58,931	531
Treasury stock, at cost -	(4)	(275)	(2)

	6,397,972	6,794,450	61,211

Contingent liabilities (Note 10)
	¥19,434,873	¥19,154,597	$172,564

	Yen		U.S. dollars (Note 2)
	March 31, 2004	September 30, 2004	September 30, 2004
Per share of common stock:
Net assets	¥406,447.52	¥431,648.30	$3,888.72

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

Consolidated Statements of Income (Unaudited)

Six-month Period Ended September 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2003	2004	2004
Operating revenues:
Fixed voice transmission services	¥1,597,080	¥1,499,607	$13,510
Mobile voice transmission services	1,693,485	1,584,399	14,274
Data transmission services	742,082	792,271	7,138
Leased circuit	221,629	215,706	1,943
Sale of telecommunication equipment	345,396	353,824	3,188
System integration	348,412	388,101	3,496
Other	464,340	487,711	4,394

	5,412,424	5,321,619	47,943

Operating expenses (Note 7):
Cost of services (exclusive of items shown separately below)	1,104,579	1,092,651	9,844
Cost of equipment sold (exclusive of items shown separately below)	654,158	622,036	5,604
Cost of system integration (exclusive of items shown separately below)	192,700	241,327	2,174
Depreciation and amortization	1,096,041	1,052,720	9,484
Selling, general and administrative expenses	1,528,301	1,525,058	13,739

	4,575,779	4,533,792	40,845

Operating income	836,645	787,827	7,098

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(59,298)	(48,889)	(441)
Interest income	12,545	12,535	113
Other, net	3,501	22,687	204

	(43,252)	(13,667)	(124)

Income (loss) before income taxes (Notes 1 and 8)	793,393	774,160	6,974

Income tax expense (benefit):
Current	278,765	201,507	1,815
Deferred	44,806	102,561	924

	323,571	304,068	2,739

Income (loss) before minority interest and equity in earnings (losses) of affiliated companies (Notes 1 and 8)	469,822	470,092	4,235
Minority interest in consolidated subsidiaries	(134,689)	(128,011)	(1,153)
Equity in earnings (losses) of affiliated companies	(829)	2,473	22

Net income (loss) (Notes 1 and 8)	¥334,304	¥344,554	$3,104

	Shares or yen		U.S. dollars (Note 2)
	2003	2004	2004
Per share of common stock (Notes 1 and 8):
Weighted average number of shares outstanding	15,932,306	15,740,969	15,740,969
Net income (loss)	¥20,982.78	¥21,889.00	$197
Cash dividends	¥2,500.00	¥2,500.00	$23

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity (Unaudited)

Six-month Period Ended September 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2003	2004	2004
Common stock:
At beginning of period	¥937,950	¥937,950	$8,450

At end of period	937,950	937,950	8,450

Additional paid-in capital:
At beginning of period	2,669,736	2,722,092	24,523
Increase in additional paid-in capital of an affiliate	3,097	—	—
Increase in interest of investee (Notes 1 and 8)	49,269	59,295	534

At end of period	2,722,102	2,781,387	25,057

Retained earnings:
At beginning of period	2,246,996	2,710,805	24,422
Appropriations -
Cash dividends	(39,831)	(39,354)	(355)
Net income (loss) (Notes 1 and 8)	334,304	344,554	3,104
Other	—	452	4

At end of period	2,541,469	3,016,457	27,175

Accumulated other comprehensive income (loss):
At beginning of period	(217,083)	27,129	244
Other comprehensive income (loss)	30,858	31,802	287

At end of period	(186,225)	58,931	531

Treasury stock, at cost:
At beginning of period	(4)	(4)	(0)
Net change in treasury stock	(162)	(271)	(2)

At end of period	(166)	(275)	(2)

Shareholders’ equity at end of period	¥6,015,130	¥6,794,450	$61,211

Summary of total comprehensive income (loss):
Net income (loss)	¥334,304	¥344,554	$3,104
Other comprehensive income (loss)	30,858	31,802	287

Comprehensive income (loss)	¥365,162	¥376,356	$3,391

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

Six-month Period Ended September 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2003	2004	2004
Cash flows from operating activities:
Net income (loss) (Notes 1 and 8)	¥334,304	¥344,554	$3,104
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	1,096,041	1,052,720	9,484
Deferred taxes	44,806	102,561	924
Minority interest in consolidated subsidiaries	134,689	128,011	1,153
Loss on disposal of property, plant and equipment	55,055	72,167	650
Equity in (earnings) losses of affiliated companies	829	(2,473)	(22)
(Increase) decrease in notes and accounts receivable, trade	210,727	187,401	1,688
(Increase) decrease in inventories	(130,284)	(67,751)	(610)
(Increase) decrease in other current assets	69,998	(24,609)	(222)
Increase (decrease) in accounts payable, trade and accrued payroll	(410,439)	(398,277)	(3,588)
Increase (decrease) in accrued consumption tax	(18,887)	(22,994)	(207)
Increase (decrease) in accrued interest	(828)	(2,577)	(23)
Increase (decrease) in advances received	(15,920)	9,492	85
Increase (decrease) in accrued taxes on income	70,050	(107,823)	(971)
Increase (decrease) in other current liabilities	6,298	39,930	360
Increase (decrease) in liabilities for employees’ severance payments, net of deferred pension costs	51,864	9,434	85
Increase (decrease) in other long-term liabilities	(28,485)	(22,069)	(199)
Other	34,554	(26,187)	(236)

Net cash provided by operating activities	1,504,372	1,271,510	11,455

Cash flows from investing activities:
Payments for property, plant and equipment	(850,509)	(873,972)	(7,874)
Proceeds from sale of property, plant and equipment	34,206	25,046	225
Payments for purchase of investments	(22,485)	(5,587)	(50)
Proceeds from sale of marketable equity securities and other investments (Note 4)	10,303	32,937	297
Acquisition of intangibles and other assets	(163,879)	(213,039)	(1,919)

Net cash used in investing activities	¥(992,364)	¥(1,034,615)	$(9,321)

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows (unaudited)

Six-month Period Ended September 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2003	2004	2004
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥190,731	¥195,200	$1,758
Payments for settlement of long-term debt	(325,174)	(342,805)	(3,088)
Dividends paid	(39,831)	(39,354)	(355)
Purchase and retirement of common stock	(162)	(271)	(2)
Payments for acquisition of subsidiary stocks from minority shareholders	(5,049)	(20,804)	(187)
Net increase (decrease) in short-term borrowings and other	(184,060)	(14,757)	(133)

Net cash provided by (used in) financing activities	(363,545)	(222,791)	(2,007)

Effect of exchange rate changes on cash and cash equivalents	(67)	2,433	22

Net increase (decrease) in cash and cash equivalents	148,396	16,537	149
Cash and cash equivalents at beginning of period	1,313,066	1,431,421	12,896

Cash and cash equivalents at end of period	¥1,461,462	¥1,447,958	$13,045

Cash paid during the period for:
Interest	¥60,002	¥50,955	$459

Income taxes, net	¥201,026	¥294,200	$2,650

Noncash investing and financing activities:
Purchases of minority interests of consolidated subsidiaries through share exchanges	¥439	¥—	$—

Acquisition of shares from sale of an investment	¥—	¥16,711	$151

Capital lease obligations incurred during the period	¥7,523	¥9,011	$81

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

1. Summary of significant accounting policies:

As permitted by section 81 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Semi-annual Consolidated Financial Statements” (Japanese Ministry of Finance Ordinance No. 24, 1999), the accompanying consolidated balance sheets at March 31 and September 30, 2004 and the consolidated statements of income, shareholders’ equity and cash flows for the six months ended September 30, 2003 and 2004 of Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America.

(1) Application of New Accounting Standards

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

Effective April 1, 2004, NTT Group adopted Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the balance sheet. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The adoption of SFAS 150 did not have an impact on the results of operations or the financial position of NTT Group.

Accounting for Revenue Arrangements with Multiple Deliverables

Effective April 1, 2004, NTT Group adopted Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables.” This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. The adoption of EITF 00-21 did not have a material impact on the results of operations or the financial position of NTT Group.

Determining Whether an Arrangement Contains a Lease

Effective April 1, 2004, NTT Group adopted Emerging Issues Task Force Issue No. 01-08 (“EITF 01-08”), “Determining Whether an Arrangement Contains a Lease.” This Issue provides guidance on how to determine whether an arrangement contains a lease that is within the scope of Statement of Financial Accounting Standards No. 13, “Accounting for Leases.” The adoption of EITF 01-08 did not have a material impact on the results of operations or the financial position of NTT Group.

(2) Principal Accounting Policies

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of NTT, those of majority owned subsidiaries, and variable interest entities (“VIEs”) which are consolidated in accordance with revised Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (“FIN 46-R”), “Consolidation of Variable Interest Entities.” All significant intercompany transactions and accounts are eliminated in consolidation.

The half-year periods of certain foreign subsidiaries end on June 30 and any significant subsequent transactions for the period from July 1 to September 30 are reflected in the results of operations of NTT Group.

Investments in affiliated companies where NTT owns an aggregate of 20 to 50 percent, and/or if NTT exercises significant influence over the affiliated companies, are stated at cost plus equity in undistributed earnings. Investments with less than 20% ownership interest in various private companies whereby NTT does not have significant influence are recorded using the cost method of accounting.

Under Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” NTT evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In performing its evaluations, NTT utilizes various information, as available, including cash flow projections, independent valuations and, if applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss and a new cost basis in the investment is established.

NTT changed its accounting policy in the second half of the year ended March 31, 2004 with regard to accounting for transactions where subsidiaries issue shares to third parties at amounts in excess of or less than NTT’s average carrying value or similar transactions which result in changes in interest. The effect of this accounting change was to adopt the policy as of the beginning of the year ended March 31, 2004. Previously, NTT recognized gains and losses arising from these transactions in income for the year in which the change in interest occurred. NTT changed its policy to recognize these gains and losses in equity, as permitted by Staff Accounting Bulletin No. 51, “Accounting for sales of stock by a subsidiary.” This change was made because, based on the previous year’s activities and potential future transactions, NTT concluded it to be probable that similar future transactions in respect of decreases and increases in interest in investee companies may occur twice or more in a short period. As a result, NTT believes these gains are more appropriately recorded in equity.

Adoption of this change in policy does not require a cumulative effect change as equity appropriately reflects prior gains. However, as the change is effective from April 1, 2003, a gain of ¥49,269 million recorded in earnings for the six months ended September 30, 2003 is recognized in equity under the revised policy. Accordingly, consolidated financial statements for the six months ended September 30, 2003 have been restated and reclassified.

The effect of the restatement on net income per share for the six months ended September 30, 2003 is as follows

	Six months ended September 30, 2003
	Yen	U.S. dollar
Per share of common stock:
Net income – before restatement	¥24,075.17	$216.89
Net income – after restatement	¥20,982.78	$189.03

Use of estimates -

The preparation of NTT’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition -

Revenues arising from fixed voice transmission services, mobile voice transmission services, data transmission services, leased circuit services and other services are recognized at the time these services are provided to customers. With regard to revenues from mobile voice transmission services, monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 1, 2003, the total amount of the base monthly charges was recognized as revenue in the month they were charged as the subscribers could not carry over the unused allowances to the following months. On November 1, 2003, a new billing arrangement was introduced, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months.

This arrangement is available to substantially all subscribers of cellular (FOMA and mova) services. With the introduction of this new billing arrangement, NTT Group has started to defer revenues based on the portion of unused allowances that are estimated to be utilized prior to expiration. As NTT Group does not have sufficient empirical evidence to reasonably estimate such amounts, NTT Group currently deducts and defers all unused allowances from revenues. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized.

Within revenues from mobile voice transmission services, non-recurring upfront fees, such as activation fees, are deferred and recognized as revenues over the estimated average period of the customers for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period.

Sales of telecommunication equipment less certain amounts of agency commissions are recognized as income upon delivery of the equipment primarily to agent resellers in accordance with Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” The transactions are considered to have occurred when the agent resellers have taken the title to the product, and the risk and rewards of ownership have been substantially transferred.

Revenues from system integration are recognized upon completion of each project. In connection with revenues from system integration projects, provision for estimated losses, if any, is made in the period in which the loss first becomes probable and reasonably quantifiable.

Cash and cash equivalents -

Cash in excess of daily requirements is invested in temporary cash equivalents mainly consisting of time deposits and marketable bonds of the Japanese Government, commercial paper and certificates of deposit purchased under agreements to resell, all of which are low-risk, short-term financial instruments readily convertible to known amounts of cash and having an original maturity of three months or less.

Foreign currency translation -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate current rates at the end of the period, and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income (loss).

Foreign currency receivables and payables are translated at appropriate current rates at the end of the period and the resulting translation gains or losses are taken into income currently.

NTT Group transacts limited business in foreign currencies. The effect of exchange rate fluctuations from the initial transaction date to the settlement date is recorded in “Other, net” in the consolidated statements of income.

Marketable securities -

Unrealized gains and losses on equity securities designated as available-for-sale, whose fair values are readily determinable, are reported as a component of accumulated other comprehensive income (loss), net of taxes. Equity securities, whose fair values are not readily determinable, are carried at cost. NTT Group periodically reviews the carrying amounts of its marketable securities for impairments that are other than temporary. If this evaluation indicates there is an impairment that is other than temporary, the security is written down to its estimated fair value. Debt securities designated as held-to-maturity are carried at amortized cost and are reduced to net realizable value for declines in market value unless such declines are deemed to be temporary. Realized gains and losses, which are determined on the average cost method, are reflected in income.

Inventories -

Inventories consist of telecommunication equipment to be sold, projects in progress and materials and supplies. Telecommunication equipment to be sold and materials are stated at cost, not in excess of market value with cost being determined on a first-in first-out basis. Projects in progress, which mainly relate to software production based on contracts with customers, are stated at the lower of cost or estimated realizable value. Supplies are valued at cost, not in excess of market value with cost being determined by the average cost method or by the specific identification method.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation is computed principally using a declining-balance method at rates based on estimated useful lives of the assets with the exception of buildings for which the straight-line method is generally used. With minor exceptions, the estimated useful lives of depreciable properties are as follows:

Digital switch equipment	6 years
Cables	10 to 13 years
Tubes and tunnels	27 years
Reinforced concrete buildings	38 to 50 years
Machinery, vessels and tools	2 to 20 years

Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Capitalized interest -

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets.

Accounting for impairment of long-lived assets -

Long-lived assets, including property, plant and equipment, software and certain other intangibles with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Goodwill and other intangible assets -

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. NTT Group applies the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” under which goodwill is not amortized, but tested for impairment on an annual basis and when indicators of impairment are present.

Other intangible assets primarily consist of computer software and the right to use utility facilities. NTT Group capitalizes the cost of internal-use software, which has a useful life in excess of one year in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized on a straight-line basis over a period of generally five years.

Income taxes -

Income taxes are computed based on “Income (loss) before income taxes” included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

NTT Group applies the accounting procedures and presentation used in the consolidated tax return system. Under the consolidated tax return system, the amount of corporate income tax and adjusted amounts related to corporate income and other similar tax is calculated by totaling the taxable income of NTT and its wholly owned subsidiaries. In addition, the realizable amount of deferred tax assets relating to corporate income tax will be assessed on the basis of the future taxable income estimates of NTT and its wholly owned subsidiaries. As of September 30, 2004, NTT had 175 wholly owned subsidiaries in Japan, including NTT East, NTT West and NTT Communications.

Derivative financial instruments -

NTT Group uses several types of derivative financial instruments to manage foreign currency exchange rate and interest rate risks. NTT Group does not use derivative instruments for trading or speculative purposes.

In accordance with Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” all derivatives are recognized as either assets or liabilities in the balance sheet at fair value and are reported in “Prepaid expenses and other current assets”, “Other assets”, “Current liabilities - Other” and “Long-term liabilities - Other” in the consolidated balance sheets. Classification of each derivative as current or non-current is based upon whether the maturity of each instrument is less than or greater than 12 months. Changes in fair value of derivative financial instruments are either recognized in income or shareholders’ equity (as a component of accumulated other comprehensive income (loss)), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

The fair values of forward exchange contracts, interest rate swap agreements, and currency swap agreements are estimated based on the amounts NTT Group would receive or pay to terminate the contracts at each year end with discounted amounts of net future cash flows.

For derivatives classified as fair value hedges, changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

For derivatives classified as cash flow hedges, changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income (loss) and reclassified into earnings when the hedged transaction affects earnings.

From time to time, however, NTT Group may enter into derivatives that economically hedge certain of its risks, even though hedge accounting does not apply under SFAS 133. In these cases, changes in the fair values of these derivatives are recognized in current period earnings.

NTT Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to (1) specific assets or liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. NTT Group also assesses (both at the hedge’s inception and on an ongoing basis at least quarterly) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not highly effective as a hedge, NTT Group discontinues hedge accounting. The amounts representing hedges’ ineffectiveness and the component of derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported as “Other, net” in the consolidated statements of income.

Cash flows from financial instruments accounted for as hedges are classified in the consolidated statements of cash flows under the same category as the items being hedged.

Net income per share -

Basic net income per share is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities, there is no difference between basic net income per share and diluted net income per share.

Distribution of common stock -

On occasion, NTT may make a free distribution of common stock, which is accounted for by a transfer from additional paid-in capital to the common stock account.

Comprehensive income -

Comprehensive income is defined in Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” as a total change in shareholders’ equity, excluding capital transactions. NTT Group’s comprehensive income comprises net income plus other comprehensive income (loss) representing changes in foreign currency translation adjustments, unrealized gains/losses on securities, minimum pension liability adjustments and unrealized gains/losses on derivative instruments.

VIEs -

In accordance with FIN 46-R, VIEs with assets totaling approximately ¥25 billion and ¥24 billion ($216 million) as of March 31 and September 30, 2004, respectively, which were established to develop real estate for rental, and VIEs with assets totaling approximately ¥51 billion and ¥51 billion ($459 million) as of March 31 and September 30, 2004, respectively, which were established to lease software, for the purpose of securitization of mainly real estate and software, have been recognized and consolidated as VIEs in which NTT Group is the primary beneficiary.

In addition to the above, a VIE with assets totaling approximately ¥49 billion and ¥61 billion ($550 million) as of March 31 and September 30, 2004, respectively, which was established for the purpose of carrying out a project to develop real estate for rental, has been recognized as a VIE in which NTT Group holds significant variable interest, and NTT Group annually evaluates its preferential interest of ¥9 billion and ¥9 billion ($81 million) as of March 31 and September 30, 2004, respectively, which is accounted for using the equity method. NTT Group is jointly responsible with the other investor for the VIE’s financing activities and estimates that its maximum exposure to loss over the amount of the preferential interest is approximately ¥16 billion and ¥26 billion ($234 million) as of March 31 and September 30, 2004, respectively.

Accounting for Asset Retirement Obligations -

NTT Group adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations.” SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as liabilities, measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing liabilities for asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived assets.

NTT Group’s asset retirement obligations subject to SFAS 143 primarily relate to obligations to restore leased land and buildings for NTT Group’s telecommunications equipment to their original condition. NTT estimates the fair value of these liabilities and concludes its amount is immaterial.

Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities -

NTT Group adopted Emerging Issues Task Force Issue No. 03-02 (“EITF 03-02”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” This provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets. Prior to the actual transfer of the substitutional portion of the benefit obligations and related plan assets, no accounting should be affected. Additionally, EITF 03-02 requires that the resultant gain from the government subsidy which is the difference between the substitutional portion of the obligations settled, assuming a market discount rate, and the government-calculated amount which determines the plan assets required to be transferred, would be recognized as a gain at settlement.

In June 2003, pursuant to the Law Concerning Defined-Benefit Corporate Pension Plans, NTT Kosei-Nenkin-Kikin (NTT Employees Pension Fund) applied to the Japanese Government for permission to be relieved of the future obligation to disburse the benefits covering the substitutional portion, and in September 2003, the approval was granted. However, in accordance with EITF 03-02, no accounting should occur until the completion of the entire transfer.

It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be.

Recent pronouncements -

In November 2004, FASB issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs -an amendment of ARB No. 43, Chapter 4.” SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB No. 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, which, for NTT Group, is effective for the year beginning April 1, 2006. NTT is currently evaluating the impact of adopting SFAS 151.

Reclassifications -

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the six months ended September 30, 2004.

2. U.S. dollar amounts:

U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥111 = US$1, the approximate current rate at September 30, 2004, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

3. Investments in affiliated companies:

On February 17, 2004, AT&T Wireless Services, Inc. (“AT&T Wireless”), in which NTT DoCoMo, Inc. (“NTT DoCoMo”), a consolidated subsidiary of NTT, had approximately 16% ownership, entered into a merger agreement with Cingular Wireless LLC (“Cingular”), a mobile operator in the United States of America, and certain of its affiliates. Under the terms of the merger agreement, it was agreed that all the outstanding shares of common stock of AT&T Wireless shall be converted into $15 per share in cash.

On October 26, 2004, pursuant to the merger agreement, the merger between AT&T Wireless and Cingular became effective. As a result, NTT DoCoMo transferred all of its AT&T Wireless shares to Cingular, and NTT DoCoMo received $6,495 million in cash. NTT ceased to apply the equity method of accounting for its investment in AT&T Wireless. NTT recognized a gain of ¥501.8 billion ($4,521 million) on the sale of AT&T Wireless shares as other income.

NTT believes the estimated fair values of its investments in affiliates at September 30, 2004 equal or exceed the related carrying values.

4. Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value by major security type at March 31 and September 30, 2004, are as follows:

	Millions of yen
	March 31, 2004
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	¥72,104	¥68,968	¥10,579	¥130,493
Debt securities	89	1	—	90
Held-to-maturity:
Debt securities	21,659	194	2	21,851

Total	¥93,852	¥69,163	¥10,581	¥152,434

	Millions of yen
	September 30, 2004
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	¥52,486	¥100,603	¥311	¥152,778
Debt securities	850	—	10	840
Held-to-maturity:
Debt securities	16,888	130	—	17,018

Total	¥70,224	¥100,733	¥321	¥170,636

	Millions of U.S. dollars
	September 30, 2004
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	$473	$906	$3	$1,376
Debt securities	8	—	0	8
Held-to-maturity:
Debt securities	152	1	—	153

Total	$633	$907	$3	$1,537

Proceeds, gross realized gains and losses from sales of available-for-sale securities for the six months ended September 30, 2003 and 2004 are as follows:

	Millions of yen	Millions of yen	Millions of U.S. dollars
	September 30, 2003	September 30, 2004	September 30, 2004
Proceeds	¥3,041	¥27,992	$252
Gross realized gain	¥499	¥1,531	$14
Gross realized loss	¥86	¥23	$0

Maturities of debt securities classified as held-to-maturity at March 31 and September 30, 2004 are as follows:

	Millions of yen		Millions of yen		Millions of U.S. dollars
	March 31, 2004		September 30, 2004		September 30, 2004
	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
Due within 1 year	¥5,384	¥5,412	¥6,323	¥6,382	$57	$57
Due after 1 year through 5 years	10,769	10,921	6,565	6,629	59	60
Due after 5 years through 10 years	5,506	5,518	4,000	4,007	36	36
Due after 10 years	—	—	—	—	—	—

Total	¥21,659	¥21,851	¥16,888	¥17,018	$152	$153

5. Business segment and geographic area:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance.

The regional communications services segment principally comprises revenues from fixed voice transmission services, data transmission services, leased circuit services, sales of telecommunications equipment, and other operating revenues.

The long distance communications and international services segment principally comprises revenues from fixed voice transmission services, data transmission services, leased circuit services, sales of telecommunications equipment, and other operating revenues.

The wireless services segment principally comprises revenues from mobile voice transmission services, data transmission services, sales of telecommunications equipment, and other operating revenues.

The data communication services segment principally comprises revenues from system integration services.

The other services segment principally comprises operating revenues from such activities as building-maintenance, real estate rental, systems development, leasing, and research and development.

Reflecting its business, NTT Group continuously reviews its management model and structure, which may result in adjustments to its operating segments in the future.

Business segments -

Sales and operating revenue:

	Millions of yen	Millions of yen	Millions of U.S. dollars
For the six months ended September 30	2003	2004
Regional communications services -
Customers	¥1,969,358	¥1,921,823	$17,314
Intersegment	340,230	314,206	2,830

Total	2,309,588	2,236,029	20,144

Long distance communications and international services -
Customers	511,092	506,653	4,565
Intersegment	66,938	57,652	519

Total	578,030	564,305	5,084

Wireless services -
Customers	2,522,901	2,440,267	21,985
Intersegment	13,044	11,686	105

Total	2,535,945	2,451,953	22,090

Data communication services -
Customers	300,545	328,237	2,957
Intersegment	46,732	43,068	388

Total	347,277	371,305	3,345

Other -
Customers	108,528	124,639	1,123
Intersegment	444,848	440,679	3,970

Total	553,376	565,318	5,093
Elimination	(911,792)	(867,291)	(7,813)

Consolidated total	¥5,412,424	¥5,321,619	$47,943

Segment profit or loss:

	Millions of yen	Millions of yen	Millions of U.S. dollars
For the six months ended September 30	2003	2004
Operating income (loss):
Regional communications services	¥138,681	¥140,942	$1,270
Long distance communications and international services	55,288	41,128	370
Wireless services	590,107	545,432	4,914
Data communication services	6,968	16,094	145
Other	21,504	35,299	318

Total	812,548	778,895	7,017
Elimination	24,097	8,932	81

Consolidated operating income	¥836,645	¥787,827	$7,098

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenues less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to international customers.

There have been no sale and operating revenues from transactions with a single external customer amounting to 10 percent or more of NTT’s revenues for the six months ended September 30, 2003 and 2004.

6. Leases:

Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31 and September 30, 2004 are as follows:

	Millions of yen	Millions of yen	Millions of U.S. dollars
	March 31, 2004	September 30, 2004	September 30, 2004
Within 1 year	¥3,203	¥3,537	$32
After 1 year	¥32,799	¥33,299	$300

Total	¥36,002	¥36,836	$332

7. Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the six months ended September 30, 2003 and 2004 were ¥155,604 million and ¥144,521 million ($1,302 million), respectively.

8. Subsidiary stock transactions:

In September 2003, NTT DoCoMo repurchased a total of 716,558 shares for ¥194,904 million under its share repurchase program. NTT sold 698,000 shares, resulting in a decrease in interest in NTT DoCoMo from 63.0% to 62.5%. The resulting gain of ¥49,269 million was recorded as “Additional paid-in capital” on the balance sheet as of March 31, 2004 in accordance with NTT’s revised accounting policy with respect to change in interest transaction as of April 1, 2003.

From November 2003 to March 2004, NTT DoCoMo repurchased a total of 859,658 shares for ¥199,998 million under its share repurchase program. As a result of the repurchase, NTT’s interest in NTT DoCoMo increased from 62.5% to 63.6%. The resulting increase in interest amounting to ¥85,541 million was recorded as goodwill on the balance sheet as of March 31, 2004.

In May 2004, NTT DoCoMo repurchased 43,000 shares of its common stock for ¥8,447 million ($76 million) in the stock market. As a result of the repurchase, NTT’s interest in NTT DoCoMo increased by 0.1% from 63.6% to 63.7%. The resulting increase in interest amounting to ¥3,289 million ($30 million) was recorded as goodwill on the balance sheet as of September 30, 2004.

In August 2004, NTT DoCoMo repurchased 1,815,526 shares of its common stock for ¥332,241 million ($2,993 million) and NTT sold 1,748,000 shares to NTT DoCoMo at that time. As a result, NTT’s interest in NTT DoCoMo decreased by 1.3% from 63.7% to 62.4%. The resulting decrease in interest amounting to ¥59,295 million ($534 million) was recorded as “Additional paid-in capital” on the balance sheet as of September 30, 2004.

In November 2004, NTT DoCoMo repurchased 171,699 shares of its common stock for ¥30,720 million ($277 million) in the stock market and NTT did not sell shares of NTT DoCoMo. As a result of the repurchase, NTT’s interest in NTT DoCoMo increased by 0.2% from 62.4% to 62.6%. The resulting increase in interest will be recorded as goodwill on the balance sheet as of March 31, 2005.

NTT URBAN DEVELOPMENT CORPORATION (“NTT UD”), a consolidated subsidiary of NTT, made a public offering in conjunction with its Tokyo Stock Exchange listing on November 4, 2004. In connection with the offering, NTT sold 83,277 shares (including 17,277 over-allotment shares) of NTT UD for proceeds of ¥35,676 million ($321 million), and a gain of ¥26,984 million ($243 million) from the share sale will be recognized as other income. Concurrently, NTT UD issued 132,000 new shares and received total proceeds of ¥56,549 million ($509 million). The resulting decrease in interest amounting to ¥17,022 million ($153 million) will be recorded as “Additional paid-in capital” on the balance sheet as of March 31, 2005.

As a result of these transactions, NTT’s interest in NTT UD decreased from 100% to 67.3%.

9. Financial instruments:

Derivative instruments, hedging activities -

In the normal course of business, NTT Group has certain financial instruments including long-term debt and other financial assets and liabilities incurred. Such financial instruments are exposed to the market risk of interest rate changes and foreign currency fluctuations. In applying a consistent risk management strategy for the purpose of reducing such risk, NTT Group uses derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts. NTT Group does not use derivative financial instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk Management -

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

Interest Rate Risk Management -

NTT Group’s exposure to market risk for changes in interest rates relates principally to its debt obligations. NTT Group has long-term debt primarily with fixed rates. Interest rate swap agreements are entered into from time to time to convert floating rate underlying debt or assets into fixed rate debt or assets, or vice versa. Interest rate option contracts are entered into from time to time to hedge the risk of a rise in the interest rate of underlying debt. These instruments are executed with creditworthy financial institutions.

Fair Value Hedge -

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay floating receive fixed rate swaps, to protect the fair value of certain debts in asset liability management. Both the derivatives designated as fair value hedge and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives that are highly effective as, and that are designated and qualified as fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized in income currently. The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for the periods presented. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash Flow Hedge -

The derivatives designated as cash flow hedges include forward exchange contracts, currency swap agreements and interest rate swap agreements. NTT Group has foreign currency exposures related to its long-term debt denominated in other than yen. In accordance with NTT Group’s strategy, NTT Group fixes the anticipated cash flows of paying interest and principal amounts by entering into foreign currency contracts and foreign currency swaps, to ensure its cash flows are fixed in yen. This ensures that NTT Group is not exposed to fluctuations of foreign exchange rates. Also, NTT Group has floating rate debt exposures related to its long-term debt. In accordance with NTT Group strategy, NTT Group fixes the anticipated cash flows of interest payment by entering into pay fixed receive floating rate swaps. This ensures that NTT Group is not exposed to fluctuations of interest rates. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualified as cash flow hedges are recorded in other comprehensive income (loss), until earnings are affected by the variability of cash flows of the hedged transaction. For the periods presented, these cash flow hedges were effective and the amount that representing hedges’ ineffectiveness was not material. In addition, there were no material amounts excluded from the assessment of hedge effectiveness of cash flow hedges.

Fair value of financial instruments -

The table below shows the notional principal amounts, carrying amounts and fair values of NTT Group’s derivative financial instruments at March 31 and September 30, 2004:

	Millions of yen
	March 31, 2004
	Notional principal amounts	Carrying amounts	Fair value
Forward exchange contracts	¥14,285	¥(572)	¥(572)
Interest rate swap and currency swap agreements	583,085	(14,709)	(14,709)

Total	¥597,370	¥(15,281)	¥(15,281)

	Millions of yen
	September 30, 2004
	Notional Principal amounts	Carrying amounts	Fair value
Forward exchange contracts	¥249,621	¥1,536	¥1,536
Interest rate swap and currency swap agreements	710,399	(3,767)	(3,767)

Total	¥960,020	¥(2,231)	¥(2,231)

	Millions of U.S. dollars
	September 30, 2004
	Notional principal amounts	Carrying amounts	Fair value
Forward exchange contracts	$2,249	$14	$14
Interest rate swap and currency swap agreements	6,400	(34)	(34)

Total	$8,649	$(20)	$(20)

Concentrations of credit risk -

NTT Group does not have any significant concentration of business transacted with an individual counter-party or groups of counter-parties that could, if suddenly eliminated, severely impact its operations at September 30, 2004.

10. Contingent liabilities:

Contingent liabilities at September 30, 2004 for loans guaranteed amounted to ¥36,326 million ($327 million). The principal component of this total was a ¥28,641 million ($258 million) guarantee for borrowings by Cosmos Post and Telecommunications International Leasing Co.,Ltd, an affiliate.

At September 30, 2004, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

11. Pledged assets:

As of March 31 and September 30, 2004, respectively, in compliance with the provisions of Article 9 of the Law Concerning the Nippon Telegraph and Telephone Corporation, Etc., total assets are pledged as general collateral for corporate bonds. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision of the Nippon Telegraph and Telephone Corporation Law (Law No. 98 of 1997), NTT, jointly and severally with NTT East, NTT West, and NTT Communications, has assumed the obligations of corporate bonds issued up to and including June 30, 1999, and the aggregate total of the assets of the four companies have been pledged as general collateral for these bonds.

12. Subsequent events:

Based on a resolution of the 19th ordinary general meeting of shareholders, the following acquisitions of treasury stock were performed in November 2004.

Type of shares acquired	Common stock
Number of shares acquired	800,145 shares
Total share acquisition price	¥366,466 million ($3,301 million)
Acquisition method	Purchased in the stock market